EXHIBIT 8



















                                February 18, 1997






Epitope, Inc.
8505 S.W. Creekside Place
Beaverton, Oregon  97008


                  Subject:          Agritope Stock Proposal
                                    Registration Statements on Form S-4
                                    Tax Matters


Ladies and Gentlemen:


         Reference is made to the Registration Statement on Form S-4, filed with the Securities and Exchange Commission by Epitope, Inc., under the Securities Act of 1933 (the "Registration Statement").


         As tax counsel for Epitope, Inc., you have requested that we furnish this opinion to you. Capitalized terms not otherwise defined herein have the same meanings as in the Registration Statement.

         In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Registration
Statement. We have also examined such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth herein. This opinion discusses the federal income tax consequences associated with the adoption and implementation of the Agritope Stock Proposal and the Distribution.

         This opinion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Department regulations thereunder, published positions of the Internal Revenue Service (the "IRS"), and court decisions. All the foregoing are subject to change, and any such change could affect the continuing validity of this opinion. In particular, Congress could enact legislation affecting the treatment of stock with characteristics similar to Agritope Stock and Medical Products Stock, or the Treasury Department could issue regulations that change the current law,


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Epitope, Inc.                  - 2 -                           February 18, 1997



including regulations issued pursuant to its authority under Section 337(d) of the Code. Any future legislation or regulations could be enacted or promulgated so as to apply retroactively to the Agritope Stock Proposal or the Distribution. In addition, this opinion is based on the assumption that the Agritope Stock Proposal and the Distribution will be implemented as described in the Registration Statement and that the existing Epitope Common Stock (and the Medical Products Stock and Agritope Stock to be received) is held as a capital asset.

         The IRS announced in 1987 that it will not issue advance rulings on the classification of stock with characteristics similar to Agritope Stock and Medical Products Stock. Accordingly, no rulings have been or will be requested from the IRS with respect to any of the matters discussed herein. The opinions described below are not binding on the IRS.

         Based on the foregoing and having regard for such legal considerations as we have deemed relevant, it is our opinion that:

The Agritope Stock Proposal and the Distribution

         The adoption and implementation of the Agritope Stock Proposal and the Distribution of Agritope Stock will not result in taxable income to Agritope, Inc. Epitope or its shareholders for federal income tax purposes, except as stated below.

Tax Implications to Epitope Shareholders

         Implementation of the Agritope Stock Proposal and the Distribution. In our opinion, Agritope Stock and Medical Products Stock will be treated as common stock of Epitope for federal income tax purposes, and Epitope shareholders will not recognize income, gain or loss by reason of the implementation of the Agritope Stock Proposal or the Distribution. The basis of the existing Epitope Common Stock held by a shareholder immediately before the adoption and implementation of the Agritope Stock Proposal will become the basis of Medical Products Stock and Agritope Stock and will be allocated between Medical Products Stock and Agritope Stock received in the Distribution in proportion to the relative fair market values of Medical Products Stock and Agritope Stock on the distribution date. The holding period of Agritope Stock and Medical Products Stock will include the holding period of the existing Epitope Common Stock immediately before the adoption and implementation of the Agritope Stock Proposal and the Distribution.

         Although it is our opinion that the implementation of the Agritope Stock Proposal and the Distribution will not result in the recognition of income, gain or loss or the receipt of a taxable dividend by Epitope shareholders, there are no federal income tax regulations, court decisions, or published IRS rulings bearing directly on the effect of the Distribution. It is


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Epitope, Inc.                    - 3 -                         February 18, 1997



possible that the IRS may claim that Agritope Stock or Medical Products Stock represents property other than stock of Epitope. If Agritope Stock or Medical Products Stock were treated as property other than stock of Epitope, either the redesignation of the Epitope Common Stock as Medical Products Stock or the Distribution of Agritope Stock could be taxed as a dividend to Epitope shareholders in an amount equal to the fair market value of the Medical Products Stock or the Agritope Stock, as the case may be, to the extent of Epitope's current and accumulated earnings and profits, and possibly as capital gain, to the extent that the fair market value of the Medical Products Stock or the Agritope Stock distributed to a shareholder exceeded both the holder's ratable share of such earnings and profits and the holder's tax basis in Common Stock.

         It is our opinion that shareholders of Epitope who receive cash in lieu of a fractional share interest in Agritope Stock as part of the Distribution will be treated as having received the cash in redemption of the fractional share interest. If the cash payment exceeds the shareholder's basis in the fractional share interest deemed surrendered therefor, the shareholder will realize gain to the extent of the excess cash. If the cash payment is less than the shareholder's basis in the fractional share interest exchanged, the shareholder will realize a loss. The gain or loss will be a capital gain or loss, and will be a long-term capital gain or loss if the tacked holding period of the fractional share interest is greater than one year.

         Sale of Agritope Stock or Medical Products Stock. Upon the taxable sale of Agritope Stock or Medical Products Stock, a shareholder will recognize gain or loss equal to the difference between (i) any cash received plus the fair market value of any other consideration received and (ii) the tax basis of Agritope Stock or Medical Products Stock, as the case may be, that was sold. Certain preferred stock which is distributed on a tax-free basis by a corporation to its shareholders is treated as "Section 306 Stock." Generally, part or all of the gain recognized when a shareholder sells or disposes of
Section 306 Stock must be treated as ordinary income rather than capital gain, and shareholders are not permitted to recognize a loss on the sale or disposition of Section 306 Stock. However, stock which is treated as common stock for federal income tax purposes is not treated as Section 306 stock. As noted above, it is our opinion that Agritope Stock and Medical Products Stock will be treated as common stock of Epitope for federal income tax purposes. Thus, in Miller Nash's opinion, Agritope Stock and Medical Products Stock will not be treated as Section 306 Stock. Accordingly, any gain or loss on the taxable sale of Agritope Stock or Medical Products Stock will be a capital gain or loss.

         Exchange of Agritope Stock or Medical Products Stock. It is our opinion that any exchange of Agritope Stock solely for Medical Products Stock or of Medical Products Stock solely for Agritope Stock, whether at the option of Epitope or upon a mandatory exchange,


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Epitope, Inc.                      - 4 -                       February 18, 1997



will not result in the recognition of gain or loss to the holders thereof, pursuant to Section 1036 and/or Sections 368(a)(1)(E) and 354 of the Code (except with respect to any cash received in lieu of fractional share interests of Medical Products Stock or Agritope Stock, as the case may be). Medical Products Stock or Agritope Stock received upon any such exchange will have the same tax basis as the holder's basis for the Agritope Stock or Medical Products Stock exchanged therefor, and the holder's holding period for the Medical Products Stock or Agritope Stock received will include the holding period of Agritope Stock or Medical Products Stock exchanged therefor.

         Any exchange of Agritope Stock solely for cash, whether at the option of Epitope or upon a mandatory exchange, will be treated as a distribution in redemption of Agritope Stock or Medical Products Stock and will be governed by the rules under Section 302 of the Code, including the stock attribution rules of Section 318. Depending on the shareholder's actual and constructive ownership of Medical Products Stock and Agritope Stock at the time of the redemption, the cash received may be treated as a dividend taxable as ordinary income to the extent of the shareholder's ratable share of Epitope's earnings and profits.

         If Agritope Stock is exchanged for a combination of cash and Medical Products Stock or if Medical Products Stock is exchanged for a combination of cash and Agritope Stock, a shareholder will realize gain equal to the excess, if any, of (i) the sum of the cash plus the fair market value of Medical Products Stock or the Agritope Stock received over (ii) the tax basis of Agritope Stock or Medical Products Stock that was exchanged therefor. However, any such gain will be recognized (and thus subject to tax) only to the extent of the cash received. Any gain that is recognized by a shareholder will be a capital gain, unless the receipt of cash by the shareholder has the effect of a distribution of a dividend within the meaning of Section 356(a)(2) of the Code, in which case it will be treated as a dividend taxable as ordinary income to the extent of the shareholder's ratable share of the undistributed earnings and profits of Epitope.


     Spin-off.  Unless an  exchange  of all the  outstanding  shares of Agritope
Stock or Medical Products Stock for stock of one or more wholly owned subsidiaries qualifies as a tax-free reorganization under Section 355, the exchange will be treated as a distribution in redemption of Agritope Stock or Medical Products Stock and will be governed by the rules under Section 302 of the Code including the stock attribution rules of Section 318. Depending on the shareholder's actual and constructive ownership of Medical Products Stock and Agritope Stock at the time of the spin-off, the fair market value of the subsidiary stock received may be treated as a dividend taxable as ordinary income to the extent of the shareholder's ratable share of Epitope's earnings and profits.




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Epitope, Inc.                     - 5 -                        February 18, 1997



         Antidilution Adjustments to Convertible Securities. In general, if a corporation has outstanding convertible securities and distributes shares of its stock to holders of the stock into which the convertible securities are convertible, the distribution may result in a taxable stock dividend to the participating shareholders if the distribution results in an increase in the shareholders' proportionate interest in the assets or earnings and profits of the corporation. A distribution of stock, however, will not result in a taxable stock dividend to the shareholders if the exchange price or exchange ratio of the convertible securities is fully adjusted to compensate for the dilution caused by the stock distribution.

         Pursuant to action by the Board or the antidilution provisions of the convertible securities of Epitope, the conversion price and conversion ratio of the convertible securities will be fully adjusted to reflect the Distribution. In our opinion, because of the adjustments, the Distribution will not result in an increase in the shareholders' proportionate interest in the assets or earnings and profits of Epitope and therefore the Distribution will not result in a taxable stock distribution to shareholders.

         United States Alien Holders. A United States Alien (as defined below) will be subject to United States federal income or withholding tax on any gain recognized on the taxable sale or exchange of, or dividend payments on, shares of Agritope stock or Medical Products Stock in the same manner as the holder is subject to United States federal income or withholding tax on gain recognized on the taxable sale or exchange of, or dividend payments on, the existing shares of Epitope Common Stock.

         A "United States Alien" is any person who, for United States federal income tax purposes, is a foreign corporation, a nonresident alien individual, a nonresident alien fiduciary or a foreign estate or trust, or a foreign partnership that includes as a member any of the foregoing persons.

         Backup Withholding. Certain noncorporate holders of Agritope Stock or Medical Products Stock may be subject to backup withholding at a rate of 31 percent on the payment of dividends on the stock. Backup withholding will apply only if the holder (i) fails to furnish the holder's Taxpayer Identification Number ("TIN"), which for an individual would be his or her Social Security number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that the holder has failed to properly report payments of interest or dividends, or (iv) under certain circumstances fails to certify under penalties of perjury that the holder has furnished a correct TIN and has not been notified by the IRS that the holder is subject to backup withholding for failure to report payments of interest or dividends.




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Epitope, Inc.                      - 6 -                       February 18, 1997


         The amount of any backup withholding from a payment to a holder of Agritope Stock or Medical Products Stock will be allowed as a credit against the shareholder's federal income tax liability and may entitle the shareholder to a refund, provided that the required information is furnished to the IRS.

Tax Implications to Epitope

         In our opinion, Agritope Stock and Medical Products Stock will be common stock of Epitope and no gain or loss will be recognized by Epitope by reason of the adoption or implementation of the Agritope Stock Proposal or the Distribution. If, however, Agritope Stock or Medical Products Stock were treated as property other than stock of Epitope, Epitope could recognize gain either on the redesignation of the Epitope Common Stock as Medical Products Stock or on the Distribution of Agritope Stock in an amount equal to the difference between the fair market value of Agritope Stock or the Medical Products Stock, as the case may be, and its basis in that stock.


         Unless an exchange of all the outstanding shares of Agritope Stock or Medical Products for stock of one or more wholly owned subsidiaries qualifies as a tax-free reorganization under Section 355, the exchange would cause Epitope to recognize gain equal to the difference between the fair market value of the subsidiary stock distributed and Epitope's basis in that stock.

         We are aware that we are referred to in the Proxy Statement and we hereby consent to the use of our name in the Proxy Statement and the filing of this opinion as an exhibit to the related Registration Statement.


                                 Very truly yours,


                                 /s/  Miller, Nash, Wiener, Hager & Carlsen LLP


                                 Miller, Nash, Wiener, Hager & Carlsen LLP